June 30, 2010

Mr. H. Christopher Owings, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, MS 3561

Washington, DC 20549

Re:	Publix Super Markets, Inc.

Form 10-K for the fiscal year ended December 26, 2009, filed February 26, 2010

Definitive Proxy Statement on Schedule 14A, filed March 11, 2010

Dear Mr. Owings:

This letter is in response to your letter dated June 23, 2010. We spoke with Lilyanna L. Peyser, Attorney Advisor, regarding an extension of the deadline for our response. She indicated we should inform you of the agreed upon extension date to complete our response in a letter filed through EDGAR. As discussed, we will respond to your comments by July 27, 2010. We are requesting the additional time to respond because certain of our associates involved in the financial reporting and disclosure process are on vacation or involved in our second quarter financial statement closing process for the next few weeks.

Sincerely,

/s/John A. Attaway
John A. Attaway
Senior Vice President, General Counsel & Secretary